Donald H. Meiers 202.429.6261 dmeiers@steptoe.com	1330 Connecticut Avenue, NW Washington, DC 20036-1795 Tel 202.429.3000 Fax 202.429.3902 steptoe.com

January 22, 2007

Via Hand-Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Esq., Assistant Director Mail Stop 3720

Re:	VeriChip Corporation Filing of Pre-Effective Amendment No. 6 to Registration Statement on Form S-1 File Number 333-130754

Dear Mr. Spirgel:

On behalf of VeriChip Corporation (the “Company”), the law firms of Holland & Knight LLP and Steptoe & Johnson LLP, acting as co-counsel to the Company, have today filed via the EDGAR system pre-effective amendment no. 6 to the above-referenced registration statement on Form S-1. We have enclosed courtesy copies of this latest amendment, both clean and blacklined against pre-effective amendment no. 5, which was filed on January 9, 2007.

Pre-effective amendment no. 6 primarily reflects:

•	the inclusion of the number of shares to be sold in the offering by the Company, the offering price range and other information appropriate for the preliminary prospectus;

•	revisions to reflect that Applied Digital Solutions, Inc., the Company’s controlling shareholder, will be the source of the shares of the Company’s common stock that may be offered if the underwriters elect to exercise the over-allotment option granted to them;

•	disclosure relating to the January 2007 amendments of the various documents memorializing the loan from Applied Digital to the Company; and

•	the updating of certain information in the prospectus to the most recent practicable date.

Larry Spirgel, Esq., Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 22, 2007

The Company would like to take the opportunity to thank the staff for the expedited review of amendment no. 5.

Should the staff have any questions regarding this letter, please contact either Don Meiers at Steptoe & Johnson LLP (202-429-6261) or either of Harvey A. Goldman (305-789-7506) or James M. Lurie at Holland & Knight LLP (212-513-3354).

Very truly yours,

/s/ Donald H. Meiers

Donald H. Meiers

Enclosures

cc:	Paul Monsour, Staff Accountant
Scott R. Silverman, Chief Executive Officer, VeriChip Corporation
Harvey A. Goldman, Esq., Holland & Knight LLP
James M. Lurie, Esq., Holland & Knight LLP
Selim Day, Esq., Wilson Sonsini Goodrich & Rosati
Donna M. Petkanics, Esq., Wilson Sonsini Goodrich & Rosati